UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO

REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2021

FISHER WALLACE LABORATORIES, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11229

Delaware	45-4862460
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

325 Rutledge Street Brooklyn, NY. 11211 (Address of principal executive offices)	20009 (Zip Code)

800-692-4380

Registrant’s telephone number, including area code

84-2859247

(I.R.S. Employer Identification No.)

In this Special Financial Report, the term “Fisher Wallace Laboratories,” “we,” or “the company” refers to Fisher Wallace Laboratories, Inc.

This report may contain forward-looking statements and information relating to, among other things, our its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to our management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2021 (the “2021 Interim Period”), and the six-month period ended June 30, 20120 (the “2020 Interim Period”) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this report.

Overview

We were formed as a Delaware corporation on August 23, 2019, and our headquarters are located in New York, New York. Our predecessor-in-interest, Fisher-Wallace Laboratories, LLC, sold us substantially all of its assets in September 2019. We manufacture and market wearable medical devices for the treatment of depression, anxiety and insomnia. Our flagship product, the Fisher Wallace Stimulator® is currently FDA-Cleared in the United States and approved in Europe to treat depression, anxiety and insomnia.

Revenue

For the 2021 Interim Period, our revenue was $2,047,779 compared to $2,135,731 for the 2020 Interim Period.

Cost of Goods Sold

For the 2021 Interim Period, our cost of goods sold was $239,693, compared to $475,702 for the 2020 Interim Period. The decrease in costs of goods sold is primarily the result of our engagement with a new contract manufacturer which significantly reduced our manufacturing costs.

Gross Profit

For the 2021 Interim Period, our gross profit was $1,808,086, compared to $1,660,029 for the 2020 Interim Period.

Operating Expenses

Our operating expenses consist of advertising and marketing expenses, general and administrative expenses and research and development expenses.  For the 2021 Interim Period, our operating expenses were 3,761,579, including $1,517,849, for advertising and marketing, $771,663, for general and administrative expenses and $1,472,067, for research and development expenses.  For the 2020 Interim Period, our operating expenses were $2,073,499, including $1,506,574 for advertising and marketing, $539,425 for general and administrative and $27,500 in research and development expenses. The increase in our research and development expenses primarily resulted from our investment in three clinical trials, the results of which were submitted to FDA in March 2021.

Loss from Operations

Our losses from operations for the 2021 Interim Period was $1,953,493, compared to a loss from operations of $413,470 for the 2020 Interim Period. The significant increase in losses for the 2021 Interim Period, was primarily the result of our increased research and development expenses during the 2021 Interim Period.

Other Income (Expense)

Our interest expense for the 2021 Interim Period was $72,300, compared to $17,739 for the 2020 Interim Period. The increase in interest expenses for the 2021 Interim Period is the result of an increase of our use of credit facilities. During the 2021 Interim Period we also had $48,620 in income attributable to the forgiveness of our PPP loan in April 2021.

Net Loss

Our net loss for the 2021 Interim Period was $1,977,173, compared to a net loss of $431,209 for the 2020 Interim Period.

Liquidity and Capital Resources

Since our inception we have raised over $2,700,000 through various securities offerings, which we have used for operations.  As of June 30, 2021, we had $416,111 in cash, compared to $695,749 as of December 31, 2020. Our total assets as of June 30, 2021, were $530,849, compared to $853,359 as of December 30, 2020, with such decrease being primarily the result of the decrease in our cash as of June 30, 2021 compared to December 31, 2020.

We may incur significant additional costs in finalizing the development of our new Stimulator, and in production, marketing, sales and customer service, and intend to continue to fund our operations through funds received from our recent Regulation Crowdfunding campaign, funds received through this offering, and additional debt and/or equity financings as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development and marketing, which could harm our business, financial condition and operating results. Accordingly, our independent auditors report includes a paragraph regarding substantial doubt about our ability to continue as a going concern.

Debt

We have a corporate credit card with American Express bearing interest at 18.24% per annum, with a credit limit of $100,000, a credit card with Citibank, bearing interest at 13.24% per annum, with a credit limit of $50,000 and a credit card with Capital One bearing interest at 16.99% per annum, with a credit limit of $50,000. As of June 30, 2021, the outstanding balances on the American Express card, the Citibank card and the Capital One card, were $36,424.36, $947.99 and $41,361.92 respectively.

In March and June 2020, we entered into accounts receivable loan agreements with Shopify Capital, Inc. Under the agreements, we received $195,000 and $310,000, respectively, and assigned $206,700 and $334,800, respectively, of our future receivables. The daily payment is 17% of our receivables, received through our Shopify ecommerce platform. We repaid these loans in full in 2020 and incurred $36,500 interest expense for the year ended December 31, 2020.

We entered into another accounts receivable loan agreement with Shopify Capital, Inc. on October 29, 2020. Under this agreement, we received $410,000 and assigned $463,300 of our future receivables. The daily payment is 17% of our receivables, received through our Shopify ecommerce platform. We recorded a $53,300 discount on this loan, to be amortized to interest expense over the life of the loan. Our bank accounts associated with Shopify services accounts and all personal properties are used as collateral for this loan. As of June 30, 2021 and December 31, 2020, the balance of this loan amounted to $41,712 and $397,692, respectively. Unamortized discounts as of June 30, 2021 and December 31, 2020, amounted to $4,799 and $45,752, respectively. Interest expense recognized on this loan amounted to $40,953 for the period ended June 30, 2021.

On June 11, 2021, we entered into a new accounts receivable loan agreement with Shopify Capital, having the same terms and conditions as the previous loan agreements. We received $350,000 and assigned $395,500 of our future receivables, with daily repayments of 17% of our receivables, received through our Shopify ecommerce platform. We recorded a discount on this loan of $45,500, to be amortized to interest expense over the life of the loan. No payment had been made as of June 30, 2021 on this loan and no interest expense was recognized for the 2021 Interim Period. The balance of this loan was $395,500 and we had an unamortized discount of $45,500 as of June 30, 2021.

On December 16, 2020, we entered into a loan agreement with Clear Finance Technology Corp. (Clearbanc), of which Clearbanc paid $325,000 we owed for advertising expenses to Google and Facebook. Under this agreement, we assigned $364,000 of our future receivables which is due for payment to Clearbanc based on 20% of our future receivables collected on a daily basis. The loan is not subject to any collateral. We recorded discount on this loan of $39,000, to be amortized to interest expense over the life of the loan. As of December 31, 2020, the balance of this loan and unamortized discount were $325,000 and $39,000, respectively. On February 24, 2021, this loan was restructured, and we received an additional loan of $150,000 after payment of $54,172 of principal due on the loan. The new loan principal amount was $420,828 with a discount of $18,000. On April 28, 2021, the loan was again restructured, and we received an additional loan of $200,000 after a principal loan repayment of $156,005, resulting in an increase in the principal amount to $464,823 with a discount of $24,000 to be amortized over the life of the loan. We repaid $166,808 of the loan as of June 30, 2021. The balance of the loan as of June 30, 2021, was $313,402 and total interest expense recognized on this loan for the period ended June 30, 2021 was $21,786, with an unamortized discount of $15,387 as of June 30, 2021.

During 2017 and 2018, Charles A. Fisher, our chairman, chief financial officer and secretary, made $576,525 in loans to Fisher-Wallace Laboratories, LLC, our predecessor-in-interest, which loans were assumed by us as of January 1, 2020. Interest at a rate of 5% per annum commenced accruing on the loans on January 1, 2020. The loans have no set maturity dates, however, we have agreed to use 10% of the proceeds of any financings, including the proceeds of this offering, to pay down such loans.  No portion of this loan has been repaid. For the period ended June 30, 2021 and December 31, 2020, total interest expense recognized on this loan was $14,413 and $28,826, respectively. Total accrued interest amounted to $43,239 and $28,826 as of June 30, 2021 and December 31, 2020, respectively.

In May, 2020 the company obtained a Paycheck Protection Program (PPP) loan from American Express National Bank, amounting to $48,182. The loan is subject to interest of 1% per annum and is payable in 18 monthly installments after a deferral of 6 months. Monthly payments are calculated on a 2-year amortization basis and the balance will be payable at its maturity date on April 21, 2022. Loan balance amounted to $48,182 as of December 31, 2020. The Company filed for loan forgiveness in accordance with the CARES Act provision and received the approval on April 8, 2021. The company recognized this loan and interest according to the loan amounting to $437 as income from loan forgiveness in the consolidated statements of operations for a total of $48,620.

Plan of Operations

Throughout the remainder of 2021, we intend to focus the continued development of and obtaining new regulatory clearance for our Version 2 product. The extent to which we will be able to meet these goals depends upon the funds raised in this offering.

Item 2.  Other Information

None.

Item 3.  Financial Statements

The accompanying semiannual financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2021 are not necessarily indicative of the results that can be expected for the year ending December 31, 2021.

Fisher Wallace Laboratories, Inc.

(Delaware Corporation)

Consolidated Financial Statements as of June 30, 2021 and December 31, 2020

and for the six-month periods ended June 30, 2021 and 2020

Fisher Wallace Laboratories, Inc.

TABLE OF CONTENTS

Page
CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021 (UNAUDITED) AND DECEMBER 31, 2020 (AUDITED) AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020 (UNAUDITED)

Consolidated Balance Sheets	F-2

Consolidated Statements of Operations	F-3

Consolidated Statements of Changes in Stockholders’ Deficit	F-4

Consolidated Statements of Cash Flows	F-5

Notes to Consolidated Financial Statements	F-6

FISHER WALLACE LABORATORIES, INC.

CONSOLIDATED BALANCE SHEETS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited)

	2021	2020
ASSETS
Current Assets:
Cash in banks	$416,111	$695,749
Accounts receivable	-	2,302
Inventories	101,430	141,900
Other current assets	13,308	13,408
Total Current Assets	530,849	853,359

TOTAL ASSETS	$530,849	$853,359

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
Accounts payable	$612,379	$331,358
Accrued expenses	43,239	37,174
Loans payable, net of unamortized discount	684,928	704,412
Other current liabilities	1,291	369
Total Current Liabilities	1,341,837	1,073,313

Non-Current Liabilities:
Due to related party	617,887	620,416
Loans payable, net of current portion	-	20,710
Total Non-Current Liabilities	617,887	641,126
Total Liabilities	1,959,724	1,714,439

Stockholders' Deficit:
Class A common stock, $0.0001 par value, 8,000,000 authorized, 6,000,000 shares issued and outstanding as of June 30, 2021 and December 31, 2020	600	600
Class B common stock, $0.0001 par, 2,200,000 authorized, 855,343 and 593,118 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	85	59
Additional paid-in capital	3,385,507	2,027,032
Class B common stock subscriptions receivable	(76,416)	(127,293)
Accumulated deficit	(4,738,651)	(2,761,478)
Total Stockholders’ Deficit	(1,428,875)	(861,080)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$530,849	$853,359

No assurance is provided.

FISHER WALLACE LABORATORIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the six-month periods ended June 30, 2021 and 2020 (unaudited)

	2021	2020
Net sales	$2,047,779	$2,135,731
Cost of goods sold	239,693	475,702
Gross profit	1,808,086	1,660,029

Operating expenses:
Advertising and marketing	1,517,849	1,506,574
General and administrative	771,663	539,425
Research and development	1,472,067	27,500
Total Operating Expenses	3,761,579	2,073,499

Loss from operations	(1,953,493)	(413,470)

Other income (expense):
Income from loan forgiveness	48,620	-
Interest expense	(72,300)	(17,739)
	(23,680)	(17,739)

Provision for income tax	-	-
Net Loss	$(1,977,173)	$(431,209)

Weighted-average vested common stock outstanding
Basic and diluted	6,724,231	6,320,738

Net loss per share
Basic and diluted	$(0.29)	$(0.07)

See accompanying notes, which are an integral part of these consolidated financial statements. In the opinion of management all adjustments necessary in order to make the consolidated financial statements not misleading have been included.

FISHER WALLACE LABORATORIES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

For the six-month periods ended June 30, 2021 and 2020 (unaudited)

	Class A - Common Stock		Class B - Common Stock		Additional Paid-In	Subscriptions	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Deficit
Balance at December 31, 2019	6,000,000	$600	204,538	$20	$658,713	$(68,388)	$(937,746)	$(346,801)
Issuance of Class B common stock from reg CF offering	-	-	232,399	23	660,515	68,388	-	728,926
Offering costs	-	-	-	-	(149,066)	-	-	(149,066)
Net income (loss)	-	-	-	-	-	-	(431,209)	(431,209)
Balance at June 30, 2020	6,000,000	$600	436,937	$43	$1,170,162	$-	$(1,368,955)	$(198,150)
Issuance of Class B common stock from reg A offering	-	-	156,181	16	973,437	(127,293)	-	846,160
Offering costs	-	-	-	-	(116,567)	-	-	(116,567)
Net income (loss)	-	-	-	-	-	-	(1,392,523)	(1,392,523)
Balance at December 31, 2020	6,000,000	600	593,118	59	2,027,032	(127,293)	(2,761,478)	(861,080)
Issuance of Class B common stock from reg A offering	-	-	262,225	26	1,551,404	50,877	-	1,602,307
Offering costs	-	-	-	-	(233,263)	-	-	(233,263)
Issuance of warrants	-	-	-	-	40,334	-	-	40,334
Net income (loss)	-	-	-	-	-	-	(1,977,173)	(1,977,173)
Balance at June 30, 2021	6,000,000	$600	855,343	$85	$3,385,507	$(76,416)	$(4,738,651)	$(1,428,875)

No assurance is provided.

FISHER WALLACE LABORATORIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-month periods ended June 30, 2021 and 2020 (unaudited)

	2021	2020
Cash Flows from Operating Activities
Net loss	$(1,977,173)	$(431,209)
Adjustments to reconcile net loss to net cash used in operating activities:
Income from loan forgiveness	(48,620)	-
Bad debts	2,302	-
Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable	-	2,273
(Increase)/decrease in inventories	40,470	(29,704)
(Increase)/decrease in other current assets	100	14,025
Increase/(decrease) in accounts payable	281,021	37,434
Increase/(decrease) in accrued expenses	6,065	-
Increase/(decrease) in other current liabilities	922	240
Increase/(decrease) in due to related party	(2,529)	-
Net cash used in operating activities	(1,697,442)	(406,941)

Cash Flows from Financing Activities
Proceeds from loans	700,000	553,182
Payments of loans	(691,574)	(195,000)
Proceeds from issuance of class B common stock	1,602,307	728,926
Offering costs	(192,929)	(149,066)
Net cash provided by financing activities	1,417,804	938,042

Net increase in cash in banks	(279,638)	531,101
Cash in banks at beginning of period	695,749	339,584
Cash in banks at end of period	$416,111	$870,685

Supplemental disclosure of cash flow information:
Cash paid for interest	$63,177	$17,739
Cash paid for income taxes	$-	$-

No assurance is provided.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

NOTE 1: NATURE OF OPERATIONS

Fisher Wallace Laboratories Inc. (the “Company”), is a corporation formed on August 23, 2019 in the State of Delaware. Fisher Wallace Laboratories LLC (the “LLC”), a Delaware limited liability company organized on December 29, 2006 under common ownership and control as the Company. In September 2019, the LLC Company merged with the Company in an acquisition transaction, whereby the owners of the LLC Company agreed to exchange 100% of the interests in the LLC Company for 6,000,000 shares of Company’s Class A Common Stock.

The LLC Company contributed substantially all of its assets including cash, accounts receivable, inventories, intangible assets, accounts payable and other obligations to the Company. The Company began its commercial operations with the contributed net assets of LLC in November 2019. The Company’s headquarters are located in New York, NY.

The Company manufactures (through a subcontractor in New Jersey) a cranial electrotherapy stimulation device, the Fisher Wallace Stimulator, which is FDA cleared for the treatment of depression, anxiety, and insomnia. The device was invented by two electrical engineers, Saul and Bernard Liss, in the 1980’s, and has been on the market as an FDA sanctioned device since 1991. The device uses a mild form of alternating current to stimulate key neurotransmitters, including dopamine, serotonin and beta-endorphin, and also lowers cortisol, the stress hormone.

The Fisher Wallace Stimulator restores sleep and improves mood by using patented radio frequencies to gently stimulate the brain's production of serotonin, beta-endorphin, and other key neurochemicals. Multiple published studies, including studies performed at Harvard Medical School, have proven the safety and effectiveness of the device. Patients typically use the device twice a day for twenty minutes (once in the morning and once before bedtime). The device causes no serious side effects and is safe to use while taking medication.

The Fisher Wallace Stimulator is sold primarily to consumers directly by the Company, as well as to a handful of distributors. Most of the distributors are located in the US, there is one in Mexico, and several are in Europe.

The Company have a CE/ISO mark which allows it to sell in Europe and Mexico (COFAPRISE).

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). In accordance with ASC 805-50-45-5, for transactions between entities under common control, consolidated financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. Therefore, these consolidated financial statements include all accounts of Fisher Wallace Laboratories Inc. and Fisher Wallace Laboratories, LLC. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2021. The carrying amounts reported in the balance sheets approximate their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. Bank deposit accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2021 and December 31, 2020, the Company’s cash balances exceeded federally insured limits by $162,362 and $423,732, respectively.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible.  The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts.  No bad debts or allowance for doubtful accounts was recognized as of December 31, 2020. During the period ended June 30, 2021, the Company recognized bad debts on its accounts receivable amounting to $2,302.

Inventories

Inventories are stated at the lower of cost or market and accounted for using the First In First Out (FIFO) method. As of June 30, 2021 and December 31, 2020, the Company’s inventory balances amounting to $101,430 and $141,900, respectively, consisted primarily of medical devices. The Company regularly evaluates inventory for possible impairment and estimate inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sell-through of the Company's products, recent changes in product demand, global and regional economic conditions, historical experience selling through liquidation and price discounted channels, and the amount of inventory on hand. If the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded in costs of net revenues in the consolidated statements of operations. The Company records no impairment and obsolescence reserves against its inventory balances as of June 30, 2021 and December 31, 2020.

Patents

The Company capitalizes patent filing fees and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patents are amortized over the expected period to be benefited, not to exceed the patent lives, which may be as long as 17 years. The Company’s patent was acquired in 2019 from LLC in the capital contribution of the Company. While the management believes the patent to be an integral part of the Company’s commercial operation, LLC had fully amortized the asset prior to assignment.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted January 1, 2019 and retroactively applied to the periods presented. The Company generally recognizes revenues upon shipment of its products.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

Shipping and Handling

Costs incurred for shipping and handling are included in cost of revenue at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as part of sales revenue in the consolidated statements of operations.

Cost of Goods Sold

Cost of goods sold include the cost of stimulator, batteries, accessories and spare parts, device bags, labels, Shopify fees, strap material, PayPal fees.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

From its inception until September 2019, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying consolidated financial statements during that period.

For the period after the September 2019 conversion, the Company was taxed as a corporation. The Company pays Federal and State income taxes at rates of approximately 21% and 6.5%, respectively, and has used an effective blended rate of 26% to derive at deferred tax assets. The Company has a net operating loss carryforward of $3,811,353 and $1,857,860 as of June 30, 2021 and December 31, 2020, respectively, resulting to deferred tax asset of $996,097 and $485,552 as of June 30, 2021 and December 31, 2020, respectively. Due to uncertainty as to the Company’s ability to generate sufficient taxable income in the future to utilize the net operating loss carryforward before it begins to expire in 2039, the Company has recorded a full valuation allowance to reduce the deferred tax asset to zero.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. The basic and dilutive earnings or loss per share data are provided in the consolidated statement of operations.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company sustained net losses of $1,977,173 and $431,209 for the periods ended June 30, 2021 and 2020, respectively, and has accumulated deficit of $4,738,651 as of June 30, 2021. The Company had negative cash flows from operating activities of $1,697,442 and $406,941 for the periods ended June 30, 2021 and 2020, respectively. In addition, the Company faces significant economic uncertainty due to the COVID-19 pandemic and associated economic slowdown.

The Company’s ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

NOTE 4:  DEBT INSTRUMENTS

The Company’s loans payable as of June 30, 2021 consist of:

Shopify loans	$386,913
Clearbanc loan	298,015
Loans payable	$684,928

Shopify Loans

In March and June 2020, the Company entered into accounts receivable loan agreements with Shopify Capital, Inc. Under the agreements, the Company received $195,000 and $310,000, respectively, and assigned $206,700 and $334,800, respectively, of Company’s future receivables. The daily payment is 17% of Company’s receivables, received through the Company’s Shopify ecommerce platform. The Company repaid these loans in full in 2020 and incurred $36,500 interest expense for the year ended December 31, 2020.

The Company had another accounts receivable loan agreement with Shopify Capital, Inc. on October 29, 2020. Under this agreement, the Company received $410,000 and assigned $463,300 of Company’s future receivables. The daily payment is 17% of Company’s receivables, received through the Company’s Shopify ecommerce platform. The Company recorded discount on this loan amounting to $53,300, to be amortized to interest expense over the life of the loan. The Company’s SMBA and other bank accounts associated with Shopify services accounts and all personal properties are used as collateral for this loan. As of June 30, 2021 and December 31, 2020, balance of this loan amounted to $41,712 and $397,692, respectively. Unamortized discount as of June 30, 2021 and December 31, 2020 amounted to $4,799 and $45,752, respectively. Interest expense recognized on this loan amounted to $40,953 for the period ended June 30, 2021.

On June 11, 2021, new accounts receivable loan agreement was entered into by the Company with Shopify Capital, having the same terms and conditions with the previous loan agreements. The Company received $350,000 and assigned $395,500 of Company’s future receivables, with daily repayment of 17% of Company’s receivables, received through the Company’s Shopify ecommerce platform. The Company recorded discount on this loan amounting to $45,500, to be amortized to interest expense over the life of the loan. No payment was made as of June 30, 2021 on this loan and no interest expense was recognized for the period ended June 30, 2021. Balance of this loan amounted to $395,500 and unamortized discount amounted to $45,500 as of June 30, 2021.

Clearbanc Loan

On December 16, 2020, the Company entered into a loan agreement with Clear Finance Technology Corp. (Clearbanc), of which Clearbanc paid the Company’s bills for advertising expenses to Google and Facebook amounting to $242,346 and $82,654, respectively, for a total of $325,000. Under this agreement, the Company assigned $364,000 of Company’s future receivables which is due for payment to Clearbanc based on 20% of Company’s future receivables collected on a daily basis. The loan is not subject to any collateral. The Company recorded discount on this loan amounting to $39,000, to be amortized to interest expense over the life of the loan. As of December 31, 2020, balance of this loan and unamortized discount amounted to $325,000 and $39,000, respectively. On February 24, 2021, this loan was restructured, and the Company received additional loan of $150,000 after payment of $54,172 of principal loan. The new loan principal amount was $420,828 with a discount of $18,000. On April 28, 2021, the loan was again restructured, and the Company received an additional loan of $200,000 after a principal loan repayment of $156,005. The new loan principal amount was $464,823 with a discount of $24,000 to be amortized over the life of the loan. The Company repaid $166,808 of the loan as of June 30, 2021. Balance of the loan as of June 30, 2021 amounted to $313,402 and total interest expense recognized on this loan for the period ended June 30, 2021 amounted to $21,786. Unamortized discount as of June 30, 2021 amounted to $15,387.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

PPP Loan

In May 2020, the Company obtained a Paycheck Protection Program (PPP) loan from American Express National Bank amounting to $48,182. The loan is subject to interest of 1% per annum and is payable in 18 monthly installments after a deferral of 6 months. Monthly payments are calculated on a 2-year amortization basis and the balance will be payable at its maturity date on April 21, 2022. Loan balance amounted to $48,182 as of December 31, 2020. The Company filed for loan forgiveness in accordance with the CARES Act provision and received the approval on April 8, 2021. The Company recognized this loan and interest accruing on the loan amounting to $437 as income from loan forgiveness in the consolidated statements of operations for a total of $48,620.

NOTE 5: STOCKHOLDERS’ EQUITY/(DEFICIT)

LLC Membership Interests

Through September 2019, Fisher Wallace Laboratories LLC was a limited liabilities company with its interests denoted as Class A and Class B membership units. The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Stockholder’s Equity

On August 23, 2019, Fisher Wallace Laboratories, Inc., a Delaware corporation was formed. Fisher Wallace Laboratories, Inc. authorized 10,000,000 shares of common stock. These shares have been divided into 8,000,000 Class A Voting Common Stock, $0.0001 par value per share and 2,000,000 Class B Non-Voting Common Stock, $0.0001 par value per share.

On March 28, 2020, the Company amended its certificate of incorporation to increase its authorized common stock to 10,200,000, consisting of 8,000,000 Class A voting common stock, $0.0001 par value per share and 2,200,000 Class B non-voting common stock, $0.0001 par value per share.

As discussed in Note 1, the members of LLC Company agreed to exchange 100% of their membership interests in LL Company for 6,000,000 shares of Class A Common Stock in exchange for substantially all the assets and liabilities of LLC in September 2019. LLC owns all of Class A Common Stock of the Company, which are the only voting shares. LLC is being controlled by Charles A. Fisher, chief financial officer, secretary and a director.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

During the year ended December 31, 2019, the Company executed an offering under Regulation CF through StartEngine platform and has issued 204,538 shares of Class B Common Stock in exchange for $489,330, of which $68,388 remained receivable from the subscribing shareholders as of December 31, 2019 and received during the year ended December 31, 2020. For the year ended December 31, 2020, an additional 232,399 shares of Class B Common Stock were issued for total gross proceeds of $660,515 and incurred offering costs of $149,066. The holders of Class B Common Stock issued in the Regulation CF campaign have no voting rights but are entitled to receive pro rata dividends, if any, declared by our board of directors out of legally available funds, however, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future.

On September 2, 2020, the Company undertook another stock offering under Regulation A for up to 1,610,305 shares of Class B Common Stock, plus up to 64,412 additional bonus shares, at $6.21 per share, for a maximum gross offering of $10,399,999. The Company is conducting this offering through StartEngine, who is entitled to a 7% cash commission as well as warrants to purchase up to 5% of the securities issued in the offering. As of June 30, 2021, the Company accumulated total gross proceeds of $1,551,430 for the issuance of 262,225 shares of Class B Common Stock. Committed subscriptions not yet received as of June 30, 2021 amounted to $76,416 and are recognized as subscriptions receivable in the consolidated balance sheets. The Company incurred total offering costs of $192,929 for the period ended June 30, 2021 related to this offering.

Class B Common Stock Warrants

As discussed above, the Company granted Class B Common Stock warrants to StartEngine at 5% of securities issued in the offering. Total stock warrants outstanding corresponding to 418,406 shares issued in the offering was 20,920 as of June 30, 2021. The warrants are exercisable at $6.21 price per share, expire after five years, and are fully vested at the grant date.

The Company valued these warrants using the Black-Scholes valuation method with the following inputs:

Exercise Price	$6.21
Fair Value of Class B Common Stock	$6.21
Risk Free Interest Rate	0.355
Expected Dividend Yield	0.00%
Expected Volatility	50.00%
Expected Life (years)	2.5
Fair Value of Warrants	$1.93

The total fair value of the warrants was estimated to be $40,334 as of June 30, 2021. During the period ended June 30, 2021, no Class B Common Stock warrants were exercised, and all 20,920 warrants remained outstanding as of June 30, 2021.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

NOTE 6: RELATED PARTY TRANSACTIONS

The Company was capitalized with cash, inventory, accounts receivable, intangible assets, accounts payable and other obligations after inception from LLC in exchange for the shares of Class A Common Stock of the Company. The Company recorded these contributed assets at their verifiable book value. No goodwill or excess purchase price was allocated. Many of the most valuable assets contributed by LLC to the Company included customer lists, branding goodwill, patents and other intangibles that have no book value in these consolidated financial statements.

The Company has loans from its key employees to secure working capital amounting to $617,887 and $620,416 as of June 30, 2021 and December 31, 2020, respectively. These loans bear 5% interest per annum starting January 1, 2020 and have no fixed maturity. The Company intends to repay these loans when prudent for the long-term health of the Company. For the period ended June 30, 2021 and December 31, 2020, the Company recognized interest expense of $14,413 and $28,826, respectively. Total accrued interest recognized on these loans amounted to $43,239 and $28,826 as of June 30, 2021 and December 31, 2020, respectively, and recognized under accrued expenses in the consolidated balance sheets.

NOTE 7: COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company entered into a new lease agreement with K and P Studios LLC for its office starting May 1, 2020 and on month-to-month lease for a monthly rent of $1,700.

Total rent expense recognized for the period ended June 30, 2021 and 2020 amounted to $16,400 and $26,958, respectively.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective January 1, 2019.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted the provisions of this standard in the year 2019 but did not have any impact since all leases are short-term in nature.

In October 2016, FASB issued ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory”, which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party. The updated guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption of the update is permitted. Management believes that the adoption of ASU 2016-16 has no impact on the Company’s financial statements and disclosures.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement”, which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. Management does not expect the adoption of ASU 2018-13 to have a material impact on the Company’s financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through September 15, 2021, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

Item 4. Exhibits

1.1	Posting Agreement with StartEngine Crowdfunding, Inc.(1)
2.1	Certificate of Incorporation(2)
2.2	Amendment to Certificate of Incorporation(3)
2.3	Amended and Restated Bylaws(4)
4.1	Form of Subscription Agreement(5)
6.1	StartEngine Secure Services Agreement(6)
8.1	Escrow Services Agreement(7)

(1)	Filed as an exhibit to the Fisher Wallace Laboratories, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11229 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1787792/000110465920067786/tm2018205d1_ex1-1.htm)
(2)	Filed as an exhibit to the Fisher Wallace Laboratories, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11229 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1787792/000110465920067786/tm2018205d1_ex2-1.htm)
(3)	Filed as an exhibit to the Fisher Wallace Laboratories, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11229 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1787792/000110465920067786/tm2018205d1_ex2-2.htm)
(4)	Filed as an exhibit to the Fisher Wallace Laboratories, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11229 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1787792/000110465920067786/tm2018205d1_ex2-3.htm)
(5)	Filed as an exhibit to the Fisher Wallace Laboratories, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11229 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1787792/000110465920067786/tm2018205d1_ex4-1.htm)
(6)	Filed as an exhibit to the Fisher Wallace Laboratories, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11229 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1787792/000110465920067786/tm2018205d1_ex6-1.htm)
(7)	Filed as an exhibit to the Fisher Wallace Laboratories, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11229 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1787792/000110465920087478/tm2018205d4_ex8-1.htm)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Special and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 28, 2021.

FISHER WALLACE LABORATORIES INC.

By	/s/ Kelly Roman
Kelly Roman, Chief Executive Officer, Principal Executive Officer and Director Date: September 28, 2021

/s/ Charles A. Fisher
Charles A. Fisher, Chief Financial Officer,
Principal Financial Officer, Principal Accounting Officer and Director

Date: September 28, 2021